UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 21, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Reduction of the share capital

Bagsværd, Denmark, 21 April 2017 – At Novo Nordisk’s Annual General Meeting on 23 March 2017, it was decided to reduce the company’s B share capital from DKK 402,512,800 to DKK 392,512,800 by cancellation of part of the company’s portfolio of own B shares at a nominal value of DKK 10,000,000 divided into 50,000,000 B shares of DKK 0.20 each.

Today, Novo Nordisk has registered the implementation of the reduction of the share capital with the Danish Business Authority and cancelled nominally DKK 10,000,000 B shares. After the reduction of the share capital, the company’s share capital is nominally DKK 500,000,000, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 392,512,800.

The reduction in the share capital will not affect Novo Nordisk’s share repurchase programme which will continue as previously announced.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90
Company announcement No 29 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 21, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer